CHEN-DRAKE LAW

55 Sukhumvit 25

Khlong Ton, Khlong Toei

Bangkok, Thailand 10110

(310) 358-0104 (t); 888-896-7763 (f)

June 27, 2022

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Charlie Guidry, Staff Attorney
Dietrich King, Staff Attorney

Re:	DH Enchantment, Inc. (f/k/a Energy Management International Inc.)
Amendment No. 5 to Registration Statement on Form 10-12G
Filed on May 2, 2021
File No. 000-56322

Gentlemen:

On behalf of DH Enchantment, Inc. (f/k/a Energy Management International Inc. (the “Company” or “ENMI”), we are hereby responding to the comment letter dated June 1, 2022 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 5 to Form 10-12G filed May 2, 2021

Special Cautionary Notice, page ii

1. We note your disclosure in response to comment 1. In particular, we note you are defining "Company," "we," "us" and "our" to refer to DH Enchantment, Inc., the U.S. holding company and all of its subsidiaries on a consolidated basis. However, we note certain disclosure throughout your registration statement in which one or more of these terms appear to be used to refer to the holding company. For example, we note your statement on page 3 that "We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges..." Please further revise your disclosure throughout the registration statement to clearly differentiate, at all times, between the holding company and operating subsidiaries. In the description of your business, it should be explicit that your operations are conducted by your operating subsidiaries and not by your holding company. Please make conforming revisions, as necessary, throughout the registration statement.

Response: We have made changes throughout the registration statement to address the foregoing comment.

Item 1. Business, page 1

2. We note your disclosure in response to comment 2. Please expand to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In addition, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. Specifically describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We have amended our response to reflect our reliance on the legal opinion from Ravenscroft & Schmierer. Our disclosure regarding subsections (ii) and (iii) are contained in the latter portion of the last paragraph on page 1.

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Charlie Guidry
Dietrich King
Division of Corporation Finance

Office of Trade & Services

June 15, 2022

3. Please disclose clearly that the company uses a structure that involves a subsidiary based in Hong Kong and what that entails. Please identify clearly the entity in which investors have an ownership interest and the entity(ies) in which the company’s operations are conducted. Please describe how this type of corporate structure may affect investors and the value of their investment, including how and why it may be less effective than direct ownership.

Response: Please see our existing disclosure in the first paragraph on page 1 and the revised disclosure in the second paragraph on page 1 to address the foregoing comment.

Transfers of Cash to and from Our Subsidiaries, page 4

4. We note your disclosure in response to comment 5. Please expand this discussion to

•	Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors;

Response: We have amended pages 4 and 5 to address the foregoing comment.

•	State that, to the extent cash in the business is in the Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. Please provide conforming changes to the summary risk factors and risk factors sections. Under "Special Cautionary Notice" on page ii, provide cross-references to these other discussions; and

Response: We have made changes on pages ii, 3 and 5 and added an additional risk factor on page 25.

•	Provide a cross-reference to the consolidated financial statements.

Response: We have included the cross reference on page 4 of this registration statement.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW

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